January 11, 2024

VIA EDGAR

Mr. Stephen Kim

Mr. Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re: Sprouts Farmers Market, Inc.

Form 10-K for Fiscal Year Ended January 1, 2023

Form 10-Q for Fiscal Quarter Ended October 1, 2023

File No. 001-36029

Dear Mr. Kim and Mr. Jones:

We submit this letter in response to your letter to Sprouts Farmers Market, Inc. (the “Company”) dated December 20, 2023 which contained a comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filings of the Company. For your convenience, we have reproduced the Staff’s comment in italics below and follow such comment with the Company’s response.

Form 10-Q for Quarterly Period Ended October 1, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 33

1.
You disclose the primary driver of the $102.2 million, or 33%, increase in the reported amount of operating cash flows for the fiscal 2023 period compared to the corresponding prior year period is nearly $77.0 million of an increase in working capital. Please provide a more fulsome analysis of material changes in overall operating cash flows and the material components comprising such. For example, discuss underlying factors associated with each of the working capital items cited that contributed to the improved working capital position in fiscal 2023 and how that increased the reported amount of operating cash. Refer to Item 303 of Regulation S-K, Release No. 33-10890 that emphasizes the need for analysis and the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for more specific guidance regarding in performing your analysis.

Company Response: In response to the Staff’s comment, in future filings beginning with the Company's Form 10-K for the fiscal year ended December 31, 2023, as appropriate, the Company will expand its discussion of operating cash flows within its disclosure of Liquidity and Capital Resources included in Management's Discussion and Analysis of Financial Condition and Results of Operations in a manner similar to the following updated disclosure of the text of the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended October 1, 2023 that was referenced in the comment (for ease of review, the revised text is underscored):

Operating Activities

Cash flows from operating activities increased $102.2 million to $409.0 million for the thirty-nine weeks ended October 1, 2023 compared to $306.8 million for the thirty-nine weeks ended October 2, 2022. The increase in cash flows from operating activities was primarily a result of higher net income adjusted for non-cash items of $24.1 million and favorable changes in working capital of $77.7 million.

Cash flows provided by/(used in) operating activities from changes in working capital were $70.8 million in the thirty-nine weeks ended October 1, 2023 compared to ($6.9 million) in the thirty-nine weeks ended October 2, 2022. This $77.7 million increase in cash flow from changes in working capital was primarily attributable to the following factors, each of which had a positive impact on working capital: i) a $29.0 million change in prepaid expenses and other current assets primarily due to timing differences of marketing expenditures; ii) a $25.0 million change in inventories primarily due to inflationary cost increases in the prior year; and iii) a $16.5 million change in accrued liabilities due to timing differences of payments for goods and services. Certain other items combined to result in an additional $7.2 million net increase in cash flows from changes in working capital.

Please contact the undersigned at 602-682-1588 or Brandon Lombardi, Chief Legal Officer of the Company at 602.682.1417, with any questions regarding the foregoing.

Very truly yours,

/s/ Curtis Valentine

Curtis Valentine

Chief Financial Officer

Sprouts Farmers Market, Inc.